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VIA EDGAR AND HAND DELIVERY

Suzanne Hayes
Assistant Director

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Mail Stop 4565
Washington, D.C.  20549

Re:                             Verona Pharma plc

Registration Statement on Form F-1, as amended

File No. 333-217124

Dear Ms. Hayes:

This letter sets forth the response of Verona Pharma plc (the “Company”) to the oral comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by teleconference on April 25, 2017 with respect to the Company’s Registration Statement on Form F-1 (as amended, the “Registration Statement”). Each response is prefaced by the text substantially similar to the Staff’s oral comment in bold text. This letter is being filed with Amendment No. 2 to the Registration Statement (“Amendment No. 2”) to respond to the comments from the Staff. For the Staff’s convenience, we are also sending copies of this letter and Amendment No. 2 by courier.

Oral Comment No. 1

We note your revised Exhibit 5.1 legal opinion in response to our prior comment. Please clarify whether English company law requires that the number of shares offered and the price per share be known in order for the directors to allot the shares.

Response: In response to the Staff’s oral comment, the Company confirms that, under English company law, the number of shares and the price per share must be known before the directors or an authorized committee of the directors may allot the shares in the global offering.

Oral Comment #2

We note the following assumption included in paragraph 2(c) of your revised Exhibit 5.1 legal opinion:  “and such Allotment Resolutions being in full force and effect and not having been rescinded or amended”. Please revise your opinion to remove this assumption in paragraph 2(c) and refile the legal opinion or provide us with an explanation as to why this assumption is necessary and appropriate.

Response: In response to the Staff’s oral comment, the Company has removed the assumption and has refiled the legal opinion as Exhibit 5.1 with Amendment No. 2.

If you have any questions regarding the foregoing response or the enclosed Registration Statement, please do not hesitate to contact me by telephone at (212) 906-2916.

Very truly yours,

/s/ Nathan Ajiashvili

Nathan Ajiashvili
of LATHAM & WATKINS LLP

cc:                Jan-Anders Karlsson, Ph.D., Verona Pharma plc

Peter N. Handrinos, Latham & Watkins LLP